

January 20, 2011

via U.S. mail and facsimile

Bill Williams, Chairman and Chief Executive Officer
NaturalShrimp Holdings, Inc.
2086 N. Valley Mills Road
Waco, Texas 76710

> **Re: NaturalShrimp Holdings, Inc.**
> **Form 10-12G, Amendment 1**
> **Filed December 23, 2010**
> **File No. 021-110456**

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide a properly marked redline with your next amendment.

Description of Business, page 4

2. We reissue comment one from our letter dated October 8, 2010. Despite the statement in the first sentence of the fourth paragraph on page four, it is still unclear from your business and other disclosure that you are a development stage company with nominal revenues. For example, the second paragraph on page 10 suggests tha you have significant revenues from several sources.

3. In this regard, we note the statement that you will begin production in November 2010. Please revise to update as of the most recent practicable date.

4. We reissue comment three from our letter dated October 8, 2010. Disclose (1) the nature of your purchasers other than Prime Organic Nature Foods; (2) the approximate amount of weekly revenue generated from these relationships; and (3) whether or not you have contracts with the other parties.

Development, page 5

5. You have stated, on page 6, that "[t]he production process will start in January, 2011. Please revise to clarify the distinction between this production and what you describe on page 4 under "Business Development" regarding sales of limited amounts of shrimp over the last two years.

6. We note your response to comment 7. Please revise to address the extent to which your development team includes persons not employed by you. We note, for example, the statement that Mr. Untermeyer is currently employed by another company.

7. We note your response to prior comments 8 and 9 and reissue them. You still refer to your facility in the present tense as well as the future tense. For example you use the phrase "consists of" but also "will encompass." Revise to clarify the extent to which the facility is completed as depicted, and disclose the extent to which you have harvested and sold shrimp using the facility.

8. We note your response to comment 10 of our letter dated October 12, 2010 and the statement that you plan to begin shipping in November 2010. Please revise to update this disclosure. It is unclear if the development of another facility in the Midwest is required to begin selling shrimp under this agreement. Please revise accordingly. Also, disclose the extent to which you have received revenues from this agreement, providing approximate, quantitative disclosure.

Target Market and Sales Price, page 7

9. Please ensure that you update disclosure throughout the document in your amended filing, as appropriate. For example in the second paragraph of this section you have stated that you plan to start shipping shrimp to Natures Prime by the end of 2010.

Our Business Model, page 8

10. Please clarify throughout the filing whether statements such as the following describe current or future activities: "The growth period of our shrimp from post larva to market size is twenty-four weeks."

Research and Development Expenses and Outcomes Since Inception, page 13

11. We note your response to comment 21 in our letter dated October 12, 2010, and your disclosure that you have invested more than $17 million. Please clarify how you determined this amount as it appears from your cash flow statement that your cash flows from investing activities did not exceed approximately $4 million.

Item 2. Financial Information, page 19
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

12. We note that you will begin commercial distribution by the end of 2010. Please update this disclosure to state whether you began commercial distribution in the end of 2010 or when you expect to begin commercial distribution.

13. Please clarify why you expected to begin commercial distribution in the end of 2010 when you had no inventory as of September 30, 2010 and, as disclosed on page 9, there is a 24-week growing period. Thus, it appears to us based on those parameters that shrimp would not be ready for distribution until the middle of March 2011 at the earliest.

14. Please respond to comment 25 in our letter dated October 12, 2010 in more detail. In this regard, explain to us what costs comprise cost of goods sold for all periods presented and the reasons for classifying those costs in cost of goods sold rather than research and development or another operating expense.

15. We note from your response to comment 25 of our letter dated October 12, 2010, that you will capitalize all material amounts related to the performance of a year-end physical inventory. Please explain to us in greater detail the nature of costs that could be capitalized as a result of the physical inventory and how you have accounted for such costs before the inventory.

Internal and External Sources of Liquidity, page 20

16. We note the disclosure added in response to comment 26 of our letter dated October 12, 2010. Please expand the disclosure to discuss the material terms of the lines of credit and the material terms of the notes payable to related parties that amount to $2,512,226 at September 30, 2010.

Executive Compensation, page 24
Summary Compensation Table, page 24

17. On page 24 you state that "2010 amounts are annualized and assumed based on the salary in the employment agreements." Please provide full December 31, 2010 compensation disclosure.

<u>Item 7. Certain Relationships and Related transactions, and Director Independence, page 25</u>
<u>Secured Promissory Notes, page 25</u>

18. We note your response to comment 28 in our letter dated October 12, 2010. Please discuss the forbearance agreement with BCS in Management's Discussion and Analysis beginning on page 19. The discussion should describe, at a minimum: (a) the covenants and obligations that you must perform under the agreement, (b) the steps you are taking to perform under the agreement, (c) whether you are reasonably likely to be in breach of the agreement, (d) the impact of such a breach on your financial condition, and (e) how you expect to satisfy the obligation upon lapse of the agreement on January 25, 2011.

<u>Recent Sales of Unregistered Securities, page 27</u>

19. Under this heading we resiussue prior comments 39 and 40 from our letter dated October 8, 2010. The basis for compliance with the exemptions is unclear. Please note that the comment numbers in your letter are 37 and 38.

<u>General Common Stock Offering, page 29</u>

20. It appears from your response to comment 48 in our letter dated October 12, 2010, that 98,666 shares previously owned by Mike Hall were issued to Mike Hall on December 11, 2009. Please clarify for us how shares previously owned by Mike Hall were issued to Mike Hall and the reason for the issuance. To the extent the issuance represented an issuance of shares by the company, tell us how you accounted for the issuance.

21. We note your response to comment 48 in our letter dated October 12, 2010. Please confirm the common shares issued to Cynthia Heald and Mike Hall were not sold by the Company, and if true remove the issuances from the table. Additionally, it appears that you should assign a value of $0.20 per share to common shares issued to Danny Brooks. Please revise or advise. See Item 701 of Regulation S-K. Note that your references should be to Regulation S-K, not Regulation S-B, which no longer exists.

<u>Intangibles, page 35</u>

22. We note your response to comment 50 in our letter dated October 12, 2010. Please revise your financial statements and related disclosures to report this revision as the correction of an error in previously issued financial statements. Also revise your Form 10-Q for the quarter ended September 30, 2010 and file an Item 4.02 Form 8-K to report the nonreliance on previously issued financial information. Alternatively, explain to us why the correction of the error is not material or how the error did not impact the reliability of previously issued financial statements. See FASB ASC 250-10-45-22 through 45-24 and FASB ASC 250-10-50-7 through 50-10.

Management Fees, page 42

23. We note from your response to comment 51 of our letter dated October 12, 2010 that you recognizing management fee revenue for services provided to your joint venture partner and you do not believe the provisions of ASC 323-10-35 apply to services. Please disclose where you present the management fee revenue of $40,000 in 2009 and $120,000 in 2008 in your statements of operations and the amount of cash collected with respected to management fee revenue recognized for each period presented. We believe that the provisions of ASC 323-10-35 apply equally to sales of services and products. Tell us the amount of profits recognized for each period presented and whether those profits are material. If you believe the profits are not material, please explain to us the basis for that belief.

Financial Statements and Exhibits, page
Statements of Cash Flows, page 47

24. We note that you issued stock for services for $496,691. Please clarify how the issuance of stock for services generated cash proceeds that increased cash provided by financing activities. To the extent you issued shares in exchange for something other than cash, please disclose the non-cash investing and financing activities.

25. We note that received cash from the issuance of long-term debt for $269,540 and the related party line of credit for $391,067 during the nine months ended September 30, 2010. Please disclose in your footnotes the material terms surrounding your debt issuances in your footnotes. In addition, disclose the number of shares issued and the related price per share that resulted in the proceeds from sale of stock for each period presented. In this regard, we note on page 23 that you issued 100,000 shares to the Ordonez Group on July 23, 2010 for $1.00 per share, which does not appear to be disclosed in your interim financial statements.

Notes to Condensed Financial Statements, page 48

26. We note from your response to comment 53 in our letter dated October 12, 2010 that you valued the shares issued to Mike Casson at $0.25 per share. Please compare the value assigned of $0.25 per share to the price per share received in your recent sales of stock and explain why you believe the value agreed-upon in the consulting agreement is more objective than the value used in the sales of stock.

Note C – Lines of Credit, page 50

27. We note on page 45 that you present current portion of lines of credit of $922,953. However, your footnote on lines of credit appears to disclose the terms of $30,000 line of credit from Community National Bank and a $500,000 line of credit from Extraco Bank. Please disclose the terms of the other lines of credit that comprise the difference.

Form 10-Q for the quarter ended September 30, 2010
Controls and Procedures page 22

28. We note that you have concluded that your internal controls over financial reporting are effective as of September 30, 2010. Form 10-Q only requires disclosure of changes in internal control over financial reporting pursuant to Item 308(c) of Regulation S-K. Please confirm to us that you performed an assessment of internal controls over financial reporting. If so, provide the disclosures set forth in Item 308(a) of Regulation S-K. If you have not performed an assessment of internal controls over financial reporting, please amend your Form 10-Q to remove your assessment.

29. We note that you have concluded that your disclosure controls and procedures are effective at September 30, 2010. Please tell us how you considered the correction of the error related to the capitalization of costs to develop prototypes in determining that your disclosure controls and procedures are effective. In addition, it appears that you provide two separate sets of disclosures related to disclosure controls and procedures. Please tell us why you disclose two separate conclusions.

Exhibits

30. We note your response to prior comment number 41. With a view to disclosure, advise us of the information in the "corrupted electronic file."

31. We have reviewed your response number 32 to our comment number 34. Please advise us why you haven't filed the stock incentive plan as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Health
Care Services

cc: JPF Securities Law, LLC
FAX: (980) 422-0334